 CareView Communications, Inc. 8-K/A

Exhibit 16.1

August 26, 2022

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 24, 2022, to be filed by our former client, Careview Communications, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

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